U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 1
                                       to
                                   FORM 10-SB



                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                 OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934




                      ROYAL CASKET DISTRIBUTION CORPORATION
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


                   FLORIDA                                65-1129409
  -----------------------------------------         ------------------------
       (STATE OR OTHER JURISDICTION OF               (I.R.S. EMPLOYER
       INCORPORATION OR ORGANIZATION)                 IDENTIFICATION NO.)


Suite 314, Washington Mutual Bank Tower
         2401 East Atlantic Boulevard
            POMPANO BEACH, FLORIDA                          33062
----------------------------------------------        --------------------
         (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)         (ZIP CODE)

                                 (954) 782-5006
                                 --------------
                           (ISSUER'S TELEPHONE NUMBER)



Securities to be registered under Section 12(b) of the Act:
                                      NONE
                                   ----------

Securities to be registered under Section 12(g) of the Act:

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
-----------------------------------------------------------------------------
                                (TITLE OF CLASS)

                       DOCUMENTS INCORPORATED BY REFERENCE

 Documents incorporated by reference: None







                                TABLE OF CONTENTS

ITEM                                                                       PAGE
                                     PART I
Item 1             Description of Business                                   3
Item 2             Management's Plan of Operation                            3
Item 3             Description of Property                                   4
Item 4             Security Ownership of Certain Beneficial
                   Owners and Management                                     4
Item 5             Directors, Executive Officers,
                   Promoters and Control Persons                             5
Item 6             Executive Compensation                                    6
Item 7             Certain Relationships and Related Transactions            6
Item 8             Description of Securities                                 7

                                     PART II
Item 1             Market Price of and Dividends on the Registrant's
                   Common Equity and Other Shareholder Matters               9
Item 2             Legal Proceedings                                         9
Item 3             Changes in and Disagreements with Accountants             9
Item 4             Recent Sales of Unregistered Securities                   9
Item 5             Indemnification of Officers and Directors                 9

                                    PART F/S
                   Financial Statements                                     F-1

                                    PART III
Item 1             Index to Exhibits                                         15
Item 2             Description of Exhibits (NOT APPLICABLE)

                                     PART I
ITEM 1.    DESCRIPTION OF BUSINESS

           Royal Casket (sometimes referred to as "we" or "us") is a new company organized to engage in the retail sale of caskets. We are a development stage company and do not have any business as of the present. We were incorporated under the laws of Florida in July 2001, and since incorporation, our activities have been limited to market analysis and identification of suppliers. In October 2001, we amended our Articles of Incorporation to increase the number of authorized shares of stock to 100,000,000.
           Royal Casket will seek to provide a comfortable retail environment for persons seeking to purchase a casket or related items. We anticipate being able to offer caskets at significant discounts from prices charged by funeral homes.

           We intend to be a non-exclusive dealer for Casket Royale, a New Hampshire company which manufactures caskets in New Hampshire. Casket Royale offers an extensive product line of hardwood, steel, and semi-precious metal caskets, and provides training, sales tools, and marketing aids to its dealers. Casket Royale also provides overnight shipping to Florida and to most other parts of the continental United States. The registrant does not intend initially to sell any items other than caskets. While casket dealers in Europe typically sell other items related to funerals, we plan to focus on highly discounted caskets. At some point in the future, we may also sell related items.

           We are presently looking for suitable retail space in West Palm Beach, Florida, in which to display our merchandise and make sales, but we do not yet have a store and have not yet made any sales. We expect to have negotiated a lease and commence operations by September 2002.

           Our principal competitors will be funeral homes, almost all of which offer caskets as part of their services. We intend to offer a full range of designs and materials, and to compete on the basis of price. There are presently three other retail stores in Palm Beach County which sell caskets, the nearest being approximately six miles away. In addition to advertising, we will seek to engage in educational programs to make the public aware that caskets can be obtained at significant discounts from the prices charged by funeral homes. We do not believe Internet sales are a significant factor at present, because of the nature of the market, people's desire to see a product with which they are not commonly familiar, and because of the high cost of shipping.

           Notwithstanding the increasing popularity of cremation, we believe that most persons cremated are cremated in a casket, or a casket is purchased or rented by the family for viewing. Nevertheless, increased use of cremation and increased competition will be adverse factors with which the registrant will have to contend.

           Neither our business nor our merchandise is presently subject to government regulation in Florida, and we are not aware of any probable regulations. The staff of the Securities and Exchange Commission has raised the issue as to whether, in the event we were to register a public offering of our securities, we would be deemed to be a "blank check" company, in which event we would have to comply with the escrow and notice requirements of Rule 419 under the Securities Act of 1933. We believe we have a specific business plan which precludes application of Rule 419, but if we were required to comply, we believe we could do so with only limited additional expense.

           We maintain our executive office in Suite 314, Washington Mutual Bank Tower, 2401 East Atlantic Boulevard, Pompano Beach, Florida 33062. Our telephone number is (954) 782-5006.


ITEM 2.    MANAGEMENT'S PLAN OF OPERATION

           Much of the discussion contained in this Item 2 is "forward looking" as that term is used in Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Actual results may materially differ from projections. Information concerning factors that could cause actual results to differ materially is set forth in this Item 2 and in Items 3 below. FOR A COMPLETE UNDERSTANDING OF SUCH FACTORS, THIS ENTIRE DOCUMENT, INCLUDING THE FINANCIAL STATEMENTS AND THEIR ACCOMPANYING NOTES, SHOULD BE READ IN ITS ENTIRETY.


           Our initial efforts will focus on selling caskets at retail in Florida. Our initial store will be in the Palm Beach area, after which, if and when cash flow permits, we would seek to open stores in other locations in Florida. If experience warrants and financing is available, we would contemplate opening operations in California and perhaps other states. No decisions have yet been made as to expansion into other states; such decisions will be based on population and age statistics, laws governing consumer finance, accessability for management, and other factors.
           As of the date of this registration statement, Royal Casket has no significant cash resources, and we have not engaged in any business activities which provide cash flow.
           Our president, Don A. Paradiso, has agreed to advance the company's start-up expenses, which are expected to amount to approximately $150,000. Such expenses will be accounted for as contributions to capital, not loans, and will not be repayable. Until such time as Royal Casket has leased a store, Mr. Paradiso has also agreed to provide an office, office equipment, and management without cost to the company. Commencing with the month after the company's aggregate sales (gross revenues) amount to $250,000, Mr. Paradiso will commence receiving a salary at the rate of $52,000 per year. No officer or director of the company has received any cash remuneration to date.

           It is anticipated that expenses for the first six months will include $22,000 for salaries, $16,000 for rent, $30,000 for inventory, $2,000 for training, and $5,000 for advertising. When we have leased a store, we intend to hire a store manager and sales clerk. As revenues permit, we will employ additional employees for sales, bookkeeping, and clerical functions. We will stock Casket Royale's entire product line, but the amount of inventory we will carry will be limited in light of the fact that Casket Royale can generally provide overnight delivery to Florida.
           Except for the monies which Mr. Paradiso has agreed to advance, we do not have any funds or capital resources, nor do we have any commitments for loans or lines of credit. In the future, we will seek financing from a bank with which to finance our inventory, and will seek such other financing as may be available for working capital. There can be no assurance that such financing will be available, or available on terms acceptable to management.
           We believe that the funds which Mr. Paradiso has agreed to provide will be sufficient to inaugurate our business plan, but there can be no assurance that additional monies will not be required, nor can there be any assurance that, if they are required, such finds will be available. Royal Casket's financial capacity will be limited, which will limit the amount of advertising it can obtain, the number of stores it can open, and the amount of inventory it can maintain.


           We believe our program will become operational by September 2002.

ITEM 3.    DESCRIPTION OF PROPERTY


           At the present time we do not have any property. We are presently looking for a suitable store in West Palm Beach, Florida, but we have not yet identified an appropriate location within our budget. We intend to lease approximately 3,000 square feet from an unrelated party, for which we can expect to pay approximately $10-$11 per square foot per year at prevailing 2002 rates in West Palm Beach. We do not presently intend to purchase any commercial property.


ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

           The following table sets forth certain information regarding the ownership of Royal Casket's common stock as of the date of this registration statement. The table includes each person who is known by the company to own beneficially more than 5% of the company's outstanding common stock; each of the company's officers and directors, and all directors and officers of the company as a group. A person is deemed to "beneficially own" shares if he or she, directly or indirectly, through any contract, understanding, relationship or otherwise, (a) has or shares the right to vote or direct the voting of any security, (b) has or shares the power to dispose or direct the disposition of such security, or (c) creates or uses a trust, proxy, power of attorney, pooling arrangement or any other contract or arrangement for the purpose or with the effect of divesting such person of beneficial ownership of a security or preventing the vesting of such beneficial ownership. More than one person may be considered to beneficially own the same shares.

           NAME/ADDRESS                   SHARES OF             PERCENT OF
           OF BENEFICIAL                 COMMON STOCK             CLASS
              OWNER                    BENEFICIALLY OWNED         OWNED
              ------                   ------------------       ---------
     Don A. Paradiso(1)                   20,000,000               100%
     Washington Mutual Bank Tower (ste. 314)
     2401 East Atlantic Boulevard
     Pompano Beach, FL 33062

     All Officers and Directors
                (1 person)                20,000,000              100%

           (1) Mr. Paradiso is Royal Casket's founder and promoter. All his shares are owned in his own name (i.e., beneficially and of record).

ITEM 5       DIRECTORS, EXECUTIVE OFFICERS,
             PROMOTERS AND CONTROL PERSONS

           Royal Casket's officers and sole director are as follows:

               NAME                    AGE       POSITION
               ----                    ---       --------
           Don A. Paradiso              44       President, Treasurer and
                                                  Secretary , Director
           William Gary Jellum          52       Vice President
           Christian T. Chiari          28       Vice President, Marketing

           Don Paradiso has been our president and a director since the company's inception, and may be considered its founder or "promoter". Mr. Paradiso is a practicing attorney in Pompano Beach, where he has specialized in commercial litigation, lending and workouts, and securities law issues, as well as mergers, acquisitions, and corporate governance matters since 1994. He is also president of The Jackson Rivers Company, which he founded in March 2001. The Jackson Rivers Company is a consumer loan company specializing in small loans to finance funeral arrangements. From 1989 until 1992, Mr. Paradiso was General Counsel of Globe Security Systems, a security guard company based in Boca Raton, Florida which operated nationwide. From 1987 until 1989, Mr. Paradiso served as Regional Counsel for Commercial Litigation for Xerox Corporation in Stamford, Connecticut. He is counsel to several corporations which trade on the NASDAQ stock exchange. Mr. Paradiso has a Bachelor of Arts degree in Political Science from Wake Forest University in Winston-Salem, North Carolina, and a Juris Doctor degree from Pepperdine University in Malibu, California. Mr. Paradiso was obliged to file for personal bankruptcy from which he was discharged in 1995.

           William Gary Jellum has been a vice president of the company since August 2001, and also serves as a vice president of The Jackson Rivers Company. Mr. Jellum is a human resources and employment consultant, and has operated independently since 1991. From 1989 until 1991, he served as Director of Human Resources at Globe Security Systems in Boca Raton, Florida. Mr. Jellum is a former Secretary of the Deerfield Beach, Florida, Chamber of Commerce, and is active in a variety of organizations in his field of expertise. Mr. Jellum received an A.B. degree from Brock University in 1971 and an M.A. degree in Labor Relations from Humber College in 1973, both in Toronto, Canada. He attended one year of law school at Carleton University in Ottawa. Mr. Jellum was obliged to file for personal bankruptcy from which he was discharged in 1996.
           Christian T. Chiari has been Vice President, Marketing, since December 2001. Mr. Chiari is an actor who has appeared in a number of feature films and television projects. He recently appeared with Jack Lemon in a television remake of "Inherit the Wind". He is also the owner and chief executive officer of Capstan Entertainment Corporation, a television and film production company in Burbank, California, which he founded in 1999, and which has produced a series of short movies which have appeared on its Internet web site. Mr. Chiari received a Bachelor of Arts degree from Clark University in Vermont in 1997, and in 1999 he received a Doctor of Divinity certificate from the Universal Life Church (not a university) in Los Angeles, California.
           All such directors serve for a one year term, and thereafter until the next meeting of stockholders at which directors are elected.
           Neither our president, Don Paradiso, nor any other affiliate of the company has organized a retail company in the past, nor has any member of management any experience in the funeral industry.
           Mr. Paradiso intends to devote between five and 20 hours a month to Royal Casket's affairs until such time as it becomes operational, at which time he intends to find an individual to serve as president of the company.

ITEM 6.       EXECUTIVE COMPENSATION

           No officer or director of the company has received any cash remuneration to date. Until such time as Royal Casket's aggregate gross sales exceed $250,000, Mr. Paradiso has agreed to serve without salary, and until that time, no salary will be paid or accrued. In the month after the company's cumulative sales exceed $250,000, Mr. Paradiso will commence receiving a salary at the rate of $52,000 per year. There is no agreement with Mr. Jellum at the present time.

           No remuneration of any nature has been paid or accrued on account of services rendered by a director in such capacity.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CONFLICTS OF INTEREST
           No member of management is currently associated with any other company which markets or sells caskets, but Messrs. Paradiso and Jellum are officers of The Jackson Rivers Company, a consumer credit company specializing in small loans for funeral arrangements. Royal Casket may in the future introduce those of its customers desiring to finance their purchase of caskets to the loan programs of The Jackson Rivers Company. We do not presently intend to finance sales of caskets, except to the extent credit cards may be accepted.
           Management is involved as officers and directors of The Jackson Rivers Company, and may become involved with the promotion of other companies in the future. Investors in this company will not have any interest in such other companies. A potential conflict of interest may occur in allocating time and professional effort between this company and such other companies. As a matter of company policy, no officer or director may invest in any business engaged in the retail sale of caskets, and present management has so agreed.

INITIAL STOCK TRANSACTIONS
           Incident to Royal Casket' organization and initial financing, 20,000,000 shares of common stock were issued to Don Paradiso, our company's president and principal organizer, for $20,000 ($.001 per share). Of such amount, $10,500 was paid in cash; the balance was paid in the form of a promissory note in the amount of $9,500, payable December 31, 2003, with interest at 7% per year. At the time of such issuance, Royal Casket had no other stockholders. Mr. Paradiso owns all of Royal Casket's presently outstanding stock, as a result of which he controls the company.

ADVANCES BY MANAGEMENT
           In connection with the company's incorporation and start up, we will incur certain expenses, including legal and accounting fees, state and federal filing fees, as well as business start-up expenses estimated at $150,000. Don Paradiso, the company's president, has agreed to advance such monies as may be required for the company's start-up. Such advances will be accounted for as contributions to capital, and will not be repayable.

LEGAL REPRESENTATION
           Mr. Paradiso may from time to time render legal services to Royal Casket, for which he would be paid in addition to any salary to which he may be entitled.

ITEM 8.              DESCRIPTION OF SECURITIES

COMMON STOCK
           Royal Casket is authorized to issue 100,000,000 shares of common stock, $.001 par value per share. 20,000,000 shares have been issued and are outstanding as of the date of this registration statement. Each outstanding share is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners of such shares.

           Each share of Royal Casket's common stock is entitled to share equally in dividends, if and when they should be declared by the Board of Directors from funds legally available for such purpose. Each share is also entitled to share equally in all of the assets of the company available for distribution to holders of common stock upon liquidation, dissolution, or winding up of the company's affairs. Stockholders do not have preemptive, subscription, or conversion rights, nor are there any redemption or sinking fund provisions applicable to its shares.
           All shares of common stock are fully paid for and non-assessable. No personal liability for obligations of the company attach to stockholders solely on account of their ownership of Royal Casket' shares.
           Each share of Royal Casket's common stock entitles the holder to one vote on all matters on which stockholders may vote. Holders of the company's common stock do not have cumulative voting rights, which means that the holders of more than 50% of outstanding shares voting for the election of directors can elect all of the directors if they so choose. In that event, the holders of the remaining shares would not be able to elect any directors.
           The company's charter does not provide for preferred stock or any other class of securities.
           There are not presently outstanding any options or warrants to purchase, or securities convertible into, Royal Casket's stock.

REPORTS TO STOCKHOLDERS
           We intend to furnish our stockholders, after the close of each fiscal year, an annual report relating to the operations of the company and containing audited financial statements examined and reported upon by a independent certified public accountants. Royal Casket's fiscal year ends on December 31.

DIVIDENDS
           We have not paid any dividends and do not have any present plans for the payment of dividends. For the foreseeable future, it is anticipated that earnings will be used for the company's growth, and will not be distributed as dividends. There can be no assurance that Royal Casket will ever declare dividends.

STOCK REGISTRATION AND TRANSFER
           Royal Casket will register and transfer its own stock until such time as the number of stockholders makes such activity burdensome, but we reserve the right to appoint a registrar and transfer agent at any time.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

           There is no public market for the Registrant's common stock. In August 2001, Don Paradiso, Royal Casket's founder, purchased 20,000,000 shares for $20,000, or $0.001 per share. There have not been any other transactions in Royal Casket's stock.

ITEM 2.   LEGAL PROCEEDINGS

           The registrant is not presently a party to any lawsuits or other legal actions, nor to the knowledge of management are any such actions threatened against the registrant.

ITEM 3.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

           There has been no change in or disagreements with the company's accountants, Michaelson & Co., P.A.

ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES

           Securities of the registrant sold by it within the past three years which were not registered under the Securities Act of 1933 appear below.

           1. TO FOUNDER. (a) In August 2001, the registrant issued 20,000,000 shares of its common stock to its founder.
           (b) There was no underwriter.
           (c) Such shares were issued for $10,500 cash and a promissory note for $9,500, due December 31, 2003, with interest at 7% per year.
           (d) The above-described transaction was exempt from registration by virtue of Section 4(2) of the Securities Act of 1933, in that it was a transaction by an issuer not involving any public offering, there being only one investor who had access to such information about the registrant as would be contained in a registration statement.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

           Section 607.0850 of the Florida Business Organizations Article provides for the indemnification of the company's officers, directors and corporate employees and agents under the following circumstances:
                     (1) A corporation shall have power to indemnify any person who was or is a party to any proceeding (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.
                     (2) A corporation shall have power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue ,or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all the circumstance of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.
                     (3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsection (1) or subsection (2), or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him or her in connection therewith.
                     (4) Any indemnification under subsection (1) or subsection
           (2), unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in subsection
           (1) or subsection (2). Such determination shall be made:
                     (a) By the board of directors by a majority vote of a quorum consisting of directors who were not parties to such proceeding;
                     (b) If such a quorum is no obtainable or, even if obtainable, by majority vote of a committee duly designated by the board of directors (in which directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding;

                     (c) By independent legal counsel:

                     1. Selected by the board of directors prescribed in paragraph (a) or the committee prescribed in paragraph (b); or
                               2. If a quorum of the directors cannot be obtained for paragraph (a) and the committee cannot be designated under paragraph (b), selected by majority vote of the full board of directors (in which directors who are parties may participate); or

                     (d) By the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such proceeding or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such proceeding.

                     (5) Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel, persons specified by paragraph (4)(c) shall evaluate the reasonableness of expenses and may authorize indemnification.

                     (6) Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director to repay such amount if he or she is ultimately found not to be entitled to indemnification by the corporation pursuant to this section. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate.

                     (7) The indemnification and advancement of expenses provided pursuant to this section are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee, or agent if a judgment or other final adjudication establishes that his or her actions, or omissions to act, where material to the cause of action so adjudicated and constitute:

                     (a) A violation of criminal law, unless the director, officer, employee, or agent had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;
                     (b) A transaction from which the director, officer, employee, or agent derived an improper personal benefit;
                     (c) In the case of a director, a circumstance under which the liability provisions of s. 607.0834 are applicable; or
                     (d) Willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.
                     (8) Indemnification and advancement of expenses as provided in this section shall continue as, unless otherwise provide when authorized or ratified, to a person who has ceased to be a director, officer, employee, or agent and shall enure to the benefit of the heirs, executors, and administrators of such a person, unless otherwise provided when authorized or ratified.

                     (9) Unless a corporation's articles of incorporation provide otherwise, notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board or the shareholders in the specific case, a director, officer, employee, or agent of the corporation who is or was a party to a proceeding may apply for indemnification or advancement of expenses, or both, to the court conduction the proceeding, to the circuit court, or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice that it considers necessary, may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses if it determines that:
                     (a) The director, officer, employee, or agent is entitled to mandatory indemnification under subsection (3), in which case the court shall also order the corporation to pay the director reasonable expenses incurred in seeking court-ordered indemnification or advancement of expenses;
                     (b) The director, officer, employee, or agent is entitled to indemnification or advancement of expenses, or both, by virtue of the exercise by the corporation of its power pursuant to subsection
           (7); or
                     (c) The director, officer, employee, or agent is fairly and reasonably entitle to indemnification or advancement of expense, or both, in view of all the relevant circumstances, regardless of whether such person met the standard of conduct set forth in subsection (1), subsection (2), or subsection (7).
                     (10) For purposes of this section, the term "corporation" includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation of merger, so that any person who is or was a director, officer, employee or agent of a constituent corporation, or is or was serving at the request of a constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, is in the same position under this section with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.
                     (11)  For purposes of this section:

                     (a) The term "other enterprises" includes employee benefit plans;
                     (b) The term "expenses" includes counsel fees, including
                those for appeal;
                     (c) The term "liability" includes obligations to pay a
                judgment, settlement, penalty, fine (including an excise tax assessed with respect to any employee benefit plan), and expenses actually and reasonably incurred with respect to a proceeding;
                     (d) The term "proceeding" includes any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal;
                     (e) The term "agent" includes a volunteer;
                     (f) The term "serving at the request of the corporation"
                includes any service as a director, officer, employee, or agent of the corporation that imposes duties on such persons, including duties relating to an employee benefit plan and its participants or beneficiaries; and

                     (g) The term "not opposed to the best interest of the
                corporation" describes the actions of a person who acts in good faith and in a manner he or she reasonably believes to be in the best interests of the participants and beneficiaries of an employee benefit plan.
                     (12) A corporation shall have power to purchase and
                maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against the person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

           Article IV of the company's Articles of Incorporation provides that "the directors shall be protected from personal liability to the fullest extent permitted by applicable law." Article VII of the company's By-laws provides for the indemnification of the company's officers and directors as follows:
                     1. RIGHT TO INDEMNIFICATION. The corporation hereby indemnifies each person (including the heirs, executors, administrators, or estate of such person) who is or was a director or officer of the corporation to the fullest extent permitted or authorized by current or future legislation or judicial or administrative decision against all fines, liabilities, costs and expenses, including attorneys' fees, arising out of his or her status as a director, officer, agent, employee or representative. The foregoing right of indemnification shall not be exclusive of other rights to which those seeking an indemnification may be entitled. The Corporation may maintain insurance, at its expense, to protect itself and all officers and directors against fines, liabilities, costs and expenses, whether or not the Corporation would have the legal power to indemnify them directly against such liability.
                     2. ADVANCES. Costs, charges and expenses (including attorneys' fees) incurred by a person referred to in Section 1 of this Article in defending a civil or criminal proceeding shall be paid by the Corporation in advance of the final disposition thereof upon receipt of an undertaking to repay all amounts advanced if it is ultimately determined that the person is not entitled to be indemnified by the Corporation as authorized by this Article, and upon satisfaction of other conditions required by current or future legislation.
                     3. SAVINGS CLAUSE. If this Article or any portion of it is invalidated on any ground by a court of competent jurisdiction, the Corporation nevertheless indemnifies each person described in Section 1 of this Article to the fullest extent permitted by all portions of this Article that have not been invalidated and to the fullest extent permitted by law.

           The registrant may, at its own expense, maintain insurance to protect itself and any director, officer, employee or agent of the company against any such expense, liability or loss, whether or not the company would have the power to indemnify such person against such expense, liability or loss under the Florida General Corporation Law.

                                    PART F/S








                      ROYAL CASKET DISTRIBUTION CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)


                       EXAMINATION OF FINANCIAL STATEMENTS
                              FOR THE QUARTER ENDED
                                 MARCH 31, 2002

                                TABLE OF CONTENTS
                                  ------------



                                                                         PAGE


ACCOUNTANTS' REVIEW REPORT                                                F-1


FINANCIAL STATEMENTS:

      BALANCE SHEET                                                        F-2

      STATEMENTS OF OPERATIONS                                             F-3

      STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY                        F-4

      STATEMENTS OF CASH FLOWS                                             F-5

NOTES TO FINANCIAL STATEMENTS                                              F-6

ACCOUNTANTS' REVIEW REPORT



To the Board of Directors and Stockholder,
    Royal Casket Distribution Corporation
Pompano Beach, Florida

We have reviewed the accompanying balance sheet of Royal Casket Distribution Corporation (a Florida corporation and a development stage company) as of March 31, 2002 and the related statements of operations, changes in stockholder's equity, and cash flows for the quarter then ended, and the period from inception, July 27, 2001, through March 31, 2002. All information included in these financial statements is the responsibility of the Company's management.

A review consists primarily of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

The financial statements for the year ended December 31, 2001 were audited by us, and we expressed an unqualified opinion on them in our report dated May 20, 2002, but we have not performed any auditing procedures since that date.





May 21, 2002



                      ROYAL CASKET DISTRIBUTION CORPORATION
                          (A Development Stage Company)
                                 BALANCE SHEETS



                                     ASSETS
                                                                Mar. 31, 2002  Dec. 31, 2001
                                                                 (Unaudited)     (Audited)
                                                                -------------  -------------
CURRENT ASSETS
  Cash                                                            $    490    $  4,531
  Prepaid Expenses                                                    --         1,232
                                                                  --------    --------

                    TOTAL ASSETS                                       490       5,763
                                                                  ========    ========


                      LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
   Accrued Expenses                                                 10,243       2,577
                                                                  --------    --------

   TOTAL LIABILITIES                                                10,243       2,577
                                                                  --------    --------

STOCKHOLDER'S EQUITY
  Common stock; $.001 par value, 100,000,000 shares authorized,     20,000      20,000
       20,000,000 shares issued and outstanding as of March 31,
       2002 and December 31, 2001, respectively
   Stock subscription receivable                                    (9,500)     (9,500)
  (Deficit) accumulated during the development stage               (20,253)     (7,314)
                                                                  --------    --------

   TOTAL STOCKHOLDER'S EQUITY                                       (9,753)      3,186
                                                                  --------    --------

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                        $    490    $  5,763
                                                                  ========    ========











              See Accountants' Review Report and Accompanying Notes




                      ROYAL CASKET DISTRIBUTION CORPORATION
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS
                    FOR THE QUARTER ENDED MARCH 31, 2002, THE
      PERIOD FROM JULY 27, 2001 (INCEPTION) THROUGH DECEMBER 31, 2001, AND
        THE PERIOD FROM JULY 27, 2001 (INCEPTION) THROUGH MARCH 31, 2002


                                                                JULY 27, 2001   JULY 27, 2001
                                                  QUARTER        (INCEPTION)     (INCEPTION)
                                                   ENDED           THROUGH         THROUGH
                                               MAR. 31, 2002    DEC. 31, 2001   MAR. 31, 2002
                                                 (Unaudited)       (Audited)      (Unaudited)
                                               -------------   --------------   -------------

REVENUES:
    Income                                      $       --      $       --      $       --
                                                ------------    ------------    ------------

GENERAL AND ADMINISTRATIVE EXPENSES:
   Corporate Expense                                    --               312             312
   Professional Fees                                  11,617           6,068          17,685
   SEC Filing Services                                   677            --               677
   Telephone Expense                                      60             100             160
   Licenses, Permits and Fees                            159            --               159
   Rent Expense                                          286             477             763
   Printing Expense                                     --               157             157
   Miscellaneous Expenses                                140             200             340
                                                ------------    ------------    ------------

          TOTAL EXPENSES                              12,939           7,314          20,253
                                                ------------    ------------    ------------

NET (LOSS)                                      $    (12,939)   $     (7,314)   $    (20,253)
                                                ============    ============    ============

(Loss) per share data:
  Basic and diluted                             $      (0.00)   $      (0.00)   $      (0.00)
                                                ============    ============    ============

  Weighted average shares outstanding - basic     20,000,000      16,666,667      17,901,235
                                                ============    ============    ============







              See Accountants' Review Report and Accompanying Notes




                      ROYAL CASKET DISTRIBUTION CORPORATION
                          (A Development Stage Company)
                  STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
      FOR THE PERIOD FROM JULY 27, 2001 (INCEPTION) THROUGH MARCH 31, 2002



                                                                        (DEFICIT)
                                                                       ACCUMULATED
                                                            STOCK       DURING THE
                                    COMMON STOCK         SUBSCRIPTION  DEVELOPMENT
                                 SHARES       AMOUNT      RECEIVABLE      STAGE        TOTAL
                               ----------   ----------   -----------   ----------    ----------
BALANCE AT JULY 27, 2001             --     $     --     $     --      $     --      $     --

Stock issued, 8/23/01          20,000,000       20,000       (9,500)         --          10,500

Net (loss)                           --           --           --          (7,314)       (7,314)
                               ----------   ----------   ----------    ----------    ----------

BALANCE AT DECEMBER 31, 2001   20,000,000       20,000       (9,500)       (7,314)        3,186
                               ----------   ----------   ----------    ----------    ----------

Net (loss)                           --           --           --         (12,939)      (12,939)
                               ----------   ----------   ----------    ----------    ----------

BALANCE AT MARCH 31, 2002      20,000,000   $   20,000   $   (9,500)   $  (20,253)   $   (9,753)
                               ==========   ==========   ==========    ==========    ==========














              See Accountants' Review Report and Accompanying Notes



                           THE JACKSON RIVERS COMPANY
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS
                    FOR THE QUARTER ENDED MARCH 31, 2002, THE
      PERIOD FROM JULY 27, 2001 (INCEPTION) THROUGH DECEMBER 31, 2001, AND
        THE PERIOD FROM JULY 27, 2001 (INCEPTION) THROUGH MARCH 31, 2002

                                                           JULY 27, 2001  JULY 27, 2001
                                                QUARTER     (INCEPTION)    (INCEPTION)
                                                 ENDED        THROUGH        THROUGH
                                             MAR. 31, 2002 DEC. 31, 2001  MAR. 31, 2002
                                              (Unaudited)    (Audited)     (Unaudited)
                                             ------------- -------------  -------------

CASH FLOWS FROM OPERATING ACTIVITIES:

Net (Loss)                                      $(12,939)   $ (7,314)   $(20,253)

Adjustments to reconcile net (loss)
  to net cash (used in) operating activities:
  (Increase) decrease in Prepaid Expenses          1,232      (1,232)       --
  Increase in Accrued Expenses                     7,666       2,577      10,243
                                                --------    --------    --------

  NET CASH (USED IN) OPERATING ACTIVITIES         (4,041)     (5,969)    (10,010)
                                                --------    --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES:

   Issuance of common stock                         --        10,500      10,500
                                                --------    --------    --------

  NET CASH PROVIDED BY FINANCING ACTIVITIES         --        10,500      10,500
                                                --------    --------    --------

NET INCREASE (DECREASE) IN CASH                   (4,041)      4,531         490
                                                --------    --------    --------

CASH AT BEGINNING OF PERIOD                        4,531        --          --
                                                --------    --------    --------

CASH AT END OF PERIOD                           $    490    $  4,531    $    490
                                                ========    ========    ========












              See Accountants' Review Report and Accompanying Notes

                      ROYAL CASKET DISTRIBUTION CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                      FOR THE QUARTER ENDED MARCH 31, 2002,
                    THE PERIOD FROM INCEPTION, JULY 27, 2001,
                      THROUGH DECEMBER 31, 2001 (AUDITED),
      AND THE PERIOD FROM INCEPTION, JULY 27, 2001, THROUGH MARCH 31, 2002
                        (See Accountants' Review Report)


1.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

           ORGANIZATION:

           Royal Casket Distribution Corporation ("the Company") is a development stage enterprise incorporated under the laws of the State of Florida in July 2001. The Company's offices are in Pompano Beach, Florida, its only location, and its year-end is December 31.

           Although the Company does not presently conduct business operations, its plans include purchasing caskets from manufacturers under non-exclusive agreements and distributing them to the public in a retail setting.

           METHOD OF ACCOUNTING:

           The Company reports the results of its operations using the accrual method of accounting for both financial statement and income tax purposes. Under this method, income is recognized when earned and expenses are deducted when incurred. The accounting policies of the Company are in accordance with generally accepted accounting principles and conform to the standards applicable to development stage companies.

           INCOME TAXES:

           The Company has no taxable income to date; therefore, no provision for federal or state taxes has been made.

           COMPUTATION OF NET LOSS PER SHARE:

           In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings Per Share. The Company has reflected the provisions of SFAS No. 128 in the accompanying financial statements for the period presented. SFAS 128 replaces the presentation of primary Earnings Per Share ("EPS") with a presentation of basic EPS, which excludes dilution and is computed by dividing income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. The Statement also requires the dual presentation of basic and diluted EPS on the face of the statement of operations for all entities with complex capital structures. During the periods presented, the Company did not have a complex capital structure.

                      ROYAL CASKET DISTRIBUTION CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                      FOR THE QUARTER ENDED MARCH 31, 2002,
                    THE PERIOD FROM INCEPTION, JULY 27, 2001,
                      THROUGH DECEMBER 31, 2001 (AUDITED),
      AND THE PERIOD FROM INCEPTION, JULY 27, 2001, THROUGH MARCH 31, 2002
                        (See Accountants' Review Report)



2.         DEVELOPMENT STAGE OPERATIONS:

           The Company was formed on July 27, 2001. There have not been any operations since inception and the Company is in the process of raising capital and financing for its future operations. The Company has one shareholder.


3.         RELATED PARTY TRANSACTIONS:

           In the first quarter of 2002, the Company incurred $7,666 in facility and service costs provided by the sole shareholder, whose time and offices are being utilized for the Company's operations. During the period from July 27, 2001 (inception) through March 31, 2002, the Company incurred $10,243 in these expenses. The costs included $7,200 and $9,000, respectively, in professional services provided by the sole shareholder during the quarter ended March 31, 2002, and the period from July 27, 2001 (inception) through March 31, 2002. The Company owed $10,243 and $2,577 to the sole shareholder for these facility and service costs as of March 31, 2002 and December 31, 2001, respectively.

                                    PART III

ITEM 1.    INDEX TO EXHIBITS
(2)   Charter and By-Laws

3.1      Articles of Incorporation (July 27, 2001)                     *

3.1a     Articles of Amendment (October 29, 2001)                      *

3.2      By-Laws (August 23, 2001)                                     *

(3)      Instruments Defining the Rights of Security Holders

4.1      Specimen Certificate of Common Stock                          *

(6)      Material Contracts

10.1     Employment agreement between Registrant and
               Don A. Paradiso (December 3, 2001)                      *

(10)     Consents


23.1     Accountant's Consent to Use Opinion (May 23, 2002)           23

(99)     Additional Exhibits

21.0     Statement as to Subsidiaries (May 23, 2002)                  16

* Incorporated by reference to exhibit filed with Form 10-SB February 7, 2002.

ITEM 2.    DESCRIPTION OF EXHIBITS
           Not applicable.



                                   SIGNATURES
           In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         ROYAL CASKETS DISTRIBUTION CORPORATION

           May 23, 2002                  BY     /S/  DON A. PARADISO
                                                ----------------------------
                                                Don A. Paradiso, President